

February 6, 2014

Via E-mail
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

> **Re:** **CommonWealth REIT**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed February 4, 2014**
> **File No. 001-09317**

Dear Mr. Popeo:

We have reviewed your filing and have the following comments.

General

1. Disclosure asserts that Related/Corvex have acknowledged that their proposal to remove the entire board may harm shareholders' interests. In support of this assertion, you direct shareholders to the letter dated January 21, 2014 from Related/Corvex. However, that letter does not appear to make the acknowledgements that you assert Related/Corvex have made. Instead, the letter appears to refer to claims regarding harm to shareholders' interests as 'purported "concerns."' Please provide us with support for this assertion, or refrain from making it in future filings.

2. We note your statement that "When The Related Companies have controlled publicly owned real estate companies in the past, The Related Companies have done well, but public shareholders have not." Please provide support for the assertion that The Related Companies have done well in these circumstances.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP